Exhibit 21.1

Golden Heaven Group Holdings Ltd.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Golden Heaven Management Ltd	British Virgin Islands

Golden Heaven Group Management Limited	Hong Kong

Nanping Golden Heaven Amusement Park Management Co., Ltd.	China

Changde Jinsheng Amusement Development Co., Ltd.	China

Qujing Jinsheng Amusement Investment Co., Ltd.	China

Tongling Jinsheng Amusement Investment Co., Ltd.	China

Yuxi Jinsheng Amusement Development Co., Ltd.	China

Yueyang Jinsheng Amusement Development Co., Ltd.	China

Mangshi Jinsheng Amusement Park Co., Ltd.	China